HASCO Medical, Inc.

15928 Midway Road

Addison, TX 7500

(214) 302-0930

Via EDGAR

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

HASCO Medical, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 29, 2013

Amendment No. 1 to Form 8-K

Filed on May 1, 2012

File No. 000-52422

Dear Ms. Jenkins,

This is to confirm my understanding regarding the comment letter sent to the Company on May 17, 2013 requesting a response within ten days.  In our conversation, an extension of time to file our response was granted to June 7, 2013.

Sincerely,

/s/Timothy Spence

Timothy Spence

Chief Financial Officer

Hasco Medical, Inc.